

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Via U.S. Mail

Mitch Edwards
Chief Financial Officer and General Counsel
Skullcandy, Inc.
1441 West Ute Blvd., Suite 250
Park City, UT 84098

> **Re:** **Skullcandy, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-171923**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Prospectus Summary, page 1

3.   We note on page 2 that you reference reports by IDC Research and NPD Group. Revise to disclose the names and dates of the repots. Further, please provide a copy of these (and any other) reports to us on a supplemental basis and cross reference the factual statements in the reports for ease of reference.

4.   We also note that you believe consumers tend to own multiple sets of headphones and replace them frequently. Please explain the basis for your belief.

5.   In the second paragraph on page 2 and throughout the document (such as the second paragraph on page 45), you state your core consumers are teens and young adults. Please disclose the percentage of your sales to these core consumers.

6.   You also state on page 2 that you held the #2 position in the U.S. in headphone sales based on units sold and dollar sales. Disclose the absolute numbers for the top three positions.

7.   We note your reference to "innovative materials" incorporated into your products. Please explain.

Risk Factors, page 8

Our manufacturing is concentrated with two key manufacturers…, page 8

8.   Disclose the names of the manufacturers here and in other places such as page 31. Further, we note that you have no long-term contracts with these two manufacturers and they could cease providing products with little or no notice. Explain more clearly the termination provisions or circumstances regarding your relationship with these manufacturers. That is, clarify "little or no notice."

Two of our retailers account for a significant amount of our net sales…, page 11

9.   We note that Target and Best Buy each account for more than 10% of your net sales. We also note page F-7 discloses another customer who accounts for more than 10% of your sales. Please disclose this other customer. Further, incorporate these significant customers and concentrations of sales into your Prospectus Summary and MD&A. Refer to Item 101(c)(1)(vii) of Regulation S-K regarding disclosing the names of material customers.

Changes in the mix of retailers to whom we distribute…, page 12

10.   Please revise here and elsewhere to disclose the percentages of your products sold to specialty, consumer electronics, mass, sporting good, and mobile phone retailers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 32

11.   We note sales increased because of increased volumes to large national retailers. If true, please make clear that these were sales to Target, Best Buy, and other similar stores. We note similar disclosure in the third paragraph on page 44.

Contractual Obligations and Commitments, page 39

12.   Update your table for 2010. Expand your table to include your commitments under your sponsorship arrangements.

Critical Accounting Policies, page 40

Stock-Based Compensation, page 41

13.   Please disclose your accounting policy for option awards issued to non-employees in the notes to your financial statements. Describe the nature and terms of these awards and disclose the amount of expense recognized each period. In addition, clarify where these awards are classified on your balance sheet and tell us your basis in the accounting literature for your policy.

Our Business, page 44

14.   We note your statement on page 51 that your core retailers are independent specialty retailers who focus on action sports and the youth lifestyle. However, given the volume of sales to large national retailers like Best Buy, Target, and Dick's, please explain the basis for your statement. It appears that large national retailers are the predominant drivers of your growth and business.

Marketing, page 48

15.   Clarify how your sponsored athletes, DJs, musicians, and artists, who are not under contractual relationship, are compensated.

Competition, page 53

16.   We note named competitors such as Sony, JVC, Bose, and Nike. Revise to disclose the size of the headphone market, the market share held by your major competitors, and your market share. Given your desire to expand your international operations, please also provide this information for the domestic and international markets. Also, please advise as to whether you consider Sennheiser Electronic Corporation and Monster Cable Products, Inc. to be your major competitors, or revise your disclosure accordingly. While your disclosure briefly touches on Sennheiser's co-branding with adidas and Monster's Beats by Dr. Dre, both of these companies have numerous other product offerings which would appear to be competitive with yours.

Management, page 55

17.   Please provide the information per Item 401(e) of Regulation S-K regarding the specific experiences, qualifications, attributes, or skills that led to the conclusion that the directors should serve in their position.

Compensation Discussion and Analysis, page 59

Annual Performance-Based Bonuses, page 62

18.   We note you have not yet made determinations with respect to 2010 bonuses. However, please provide this information in your next amendment. We believe your audited financial statements for the fiscal year ended December 31, 2010 will be required after February 15, 2011. Please also update the Summary Compensation Table.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 69

19.   Please provide a summary definition of "good reason" and "cause."

Consolidated Financial Statements

20.   Please update your financial statements to include audited financial statements for the year ended December 31, 2010.

Note 2. Summary of Significant Accounting Policies, page F-7

21.   Disclose your accounting policies with respect to your various sponsorship arrangements.

Note 5. Debt, page F-12

22.   Please disclose the amount of cash received from the issuance of the convertible note in 2008 and disclose this amount separately in your statement of cash flows.

23.   In light of the apparent issuance of the convertible note at a discount and the note holders' ability to convert at any time prior to maturity into 275,866 common shares of the Company, explain to us why this note does not have a beneficial conversion feature. Compare for us the per share conversion price of the convertible note at issuance to the fair value of your common stock as determined by management in November 2008.

24.   Disclose and tell us the amount of interest that was accrued on the convertible notes and where this accrual was presented on your balance sheet.

Note 6. Stock Repurchases, page F-13

25.   Regarding your repurchase of shares of common stock, please compare for us the repurchase price to the fair value of your common shares as determined by management in February 2009 and explain any difference in value. If there is a difference in the values, please explain your consideration of the guidance in ASC 505-30-30.

26.   Tell us if any of the payment in excess of the stated value of the Series A and B preferred stock was paid to your employees. If so, disclose the amount and identify who was paid. Also, explain to us why this was not considered to be compensation.

27.   It appears from the disclosure on page 84 that the recipients of the additional consideration are employees or directors of the Company. Explain to us why, in substance, this $17.5 million payment should not be reported as compensation expense. In this regard, we note that the payment obligation was contingent upon meeting a future performance goal, which was the closing of a qualified initial public offering priced to realize a certain internal rate of return.

Note 10. Stock-Based Compensation, page F-16

28.   Tell us how you account for your options that are exercised prior to vesting. Please explain to us the effect that the exercise and subsequent vesting have on your financial statements.

Interim Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-24

Unaudited Pro Forma Balance Sheet, page F-24

29.   Disclose as a liability within the pro forma balance sheet, the Company's obligation to
        pay $35 million in connection with the securities purchase and redemption agreement.

Net Income Per Share, page F-27

30.   Revise your calculations of pro forma net income per share to give effect to the
        equivalent number of shares in your offering whose proceeds would be necessary to pay
        the $35 million obligation in connection with the securities purchase and redemption
        agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   Should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   The action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   The company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 714-755-8290
        B. Shayne Kennedy
        Latham & Watkins LLP